Progenity, Inc.

4330 La Jolla Village Drive, Suite 200

San Diego, CA 92122

(855) 293-2639

March 30, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Tim Buchmiller

Re:	Progenity, Inc.
Registration Statement on Form S-1
Filed March 19, 2021
File No. 333-254471

Ladies and Gentlemen:

Pursuant to Rules 460 and 461 promulgated under the Securities Act of 1933, as amended, Progenity, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the effective time of the above referenced Registration Statement on Form S-1 filed by the Company (the “Registration Statement”) be accelerated to 4:01 p.m., Eastern Standard Time, on April 1, 2021 or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

Progenity, Inc.

By:	/s/ Harry Stylli, Ph.D.
Name:	Harry Stylli, Ph.D.
Title:	Chairman and Chief Executive Officer

cc: Ryan A. Murr, Gibson, Dunn & Crutcher LLP